Exhibit 99.1
Furnished pursuant to Section 4.17 of the Indenture governing the 9 1/4% Senior Notes due 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 26, 2011
Commission File No. _________
NAVIOS SOUTH AMERICAN LOGISTICS INC.
Luis A. de Herrera 1248, World Trade Center, Torre B, Montevideo, Uruguay
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☐

Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and six month periods ended June 30, 2011 and 2010. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the condensed consolidated financial statements including the notes to those financial statements for the periods mentioned above which are included elsewhere in this report.
     This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Risk Factors” in the annual report on Form 20-F of Navios Maritime Holdings Inc. (“Navios Holdings”) for the year ended December 31, 2010 for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.
     This Exhibit 99.1 is being furnished solely in connection with Navios Logistics’ reporting obligations under the Indenture governing the Senior Notes (as defined below).
Recent Developments
$200.0 million 9.25% Senior Notes Due 2019
     On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in senior unsecured notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc.
Indebtedness Repayment
     On April 12, 2011, Navios Logistics used the proceeds from the Senior Notes to fully repay the $70.0 million loan facility with Marfin Popular Bank. On July 25, 2011, Navios Logistics used the proceeds from the Senior Notes to fully repay $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) of debt of the non-wholly owned subsidiaries in connection with Navios Logistics’ purchase of the noncontrolling interests of such non-wholly owned subsidiaries.
Acquisition of Noncontrolling Interests in Joint Ventures
     On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests.
Acquisitions
     During the second and third quarter of 2011, on various dates on or prior to August 22, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $45.8 million, including transportation and other related costs.

Completion of Construction of New Drying and Conditioning Facility
     During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility has been operational since May 16, 2011 and was financed with funds generated by Navios Logistics’ port operations. Navios Logistics paid $3.0 million during the year ended December 31, 2010 and $0.9 million during the first half of 2011 to construct this facility, which is focused primarily on Uruguayan soy for export and is expected to serve the needs of Navios Logistics’clients for grain products that meet the quality standards imposed by international buyers.
Overview
General
     Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 of Navios Logistics’ shares, representing 63.8% (or 67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 of Navios Logistics’ shares representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics companies in the Hidrovia Region of South America.
     In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics’ stock.
     On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics’ stock.
     The 1,007 shares held in escrow have been reflected as part of Navios Logistics’ outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned above, the shares were delivered to Horamar shareholders.
Ports
     Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Navios Logistics’ port facility in Nueva Palmira, Uruguay moved 1.1 million tons of dry cargo in the six month period ended June 30, 2011, as compared to 1.2 million tons of dry cargo in the same period of 2010, and its port facility in San Antonio, Paraguay moved approximately 122,378 cubic meters of liquid fuels (primarily diesel and naphtha) in the six month period ended June 30, 2011 as compared to approximately 173,492 cubic meters in the same period of 2010.

Fleet
     Navios Logistics’ current core fleet consists of a total of 303 vessels, barges and pushboats. Navios Logistics owns four product tanker vessels totaling 47,482 dwt, two self-propelled barges totaling 11,600 cubic meters, two small inland oil tankers totaling 3,900 dwt, 223 dry barges totaling 264,500 dwt, three LPG barges with a capacity of 4,752 cubic meters, 22 tank barges with a capacity of 66,800 cubic meters, and 20 pushboats.
     The rest of Navios Logistics’ current core fleet is chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.3 years. Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. Navios Logistics currently has entered into charter-in contracts having a minimum remaining duration of 0.3 years and maximum remaining duration of 3.0 years. Navios Logistics charters-in and operates a fleet of 23 tank barges totaling 58,700 cubic meters and two pushboats. In addition, in June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of the respective charter periods. Navios Logistics has recognized a capital lease obligation for the Jiujiang and the Stavroula amounting to $17.0 million and $17.1 million, respectively. The lease payments during 2010 for both vessels were $1.8 million and $0.6 million for the six month period ended June 30, 2011, respectively.
Chartering Arrangements
     Navios Logistics continually monitors developments in the shipping and logistics industry and makes decisions on an individual vessel and segment basis, as well as based on its view of overall market conditions in order to implement its overall business strategy. In its barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In its cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year at inception. Some of its charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, Navios Logistics engages in CoAs, which allow the Company flexibility in transporting a certain cargo to its destination.
Factors Affecting Navios Logistics’ Results of Operations
Contract rates
     The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of Navios Logistics’ fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports on the expiration or termination of its current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.
Weather conditions
     As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.
     Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could likely result in a reduction in demand for services.

Seasonality
     One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, in tandem with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The liquid port terminal operations in Paraguay and Navios Logistics cabotage business are not significantly affected by seasonality as the operations of the port and Navios Logistics’ cabotage business are primarily linked to refined petroleum products.
     For a detailed discussion of Navios Logistics’ foreign currency transactions and inflation and fuel price increases refer to the section “Quantitative and Qualitative Disclosures about Market Risks” included elsewhere in this document.
Statement of Operations Breakdown by Segments
     Historically, the Company had two reportable segments, Logistics Business and Dry Port Terminal Business. Since Navios Logistics was formed by the business combination between CNSA and Horamar, Navios Logistics has grown its vessel fleet through acquisitions of vessels, barges and pushboats. Additionally, Navios Logistics expanded its Uruguayan port terminal with the construction of a new silo the acquisition of an additional land and the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011. Following these recent business developments, beginning in 2011, the Company reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. Historical information has been reclassified in accordance with the new reportable segments.
Period over Period Comparisons of Navios Logistics
     The following table presents consolidated revenue and expense information for each of the three and six month periods ended June 30, 2011 and 2010. This information was derived from the unaudited condensed consolidated financial statements.

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter, voyage and port terminal revenues	$43,226	$35,515	$79,803	$62,602
Sales of products	11,478	16,121	19,258	25,239
Time charter, voyage and port terminal expenses	(9,197)	(9,337)	(17,464)	(17,613)
Direct vessels expenses	(18,959)	(11,474)	(33,368)	(22,210)
Cost of products sold	(10,826)	(14,729)	(18,447)	(23,318)
Depreciation and amortization	(4,962)	(5,745)	(11,078)	(11,342)
General and administrative expenses	(3,969)	(2,411)	(6,796)	(5,808)
Interest income/(expense) and finance cost, net	(5,105)	(1,132)	(6,159)	(2,040)
Other expense, net	(1,157)	(3,132)	(2,661)	(4,652)

Income before income taxes and noncontrolling interest	$529	$3,676	$3,088	$858
Income tax (expense)/benefit	(1,010)	255	(33)	1,044

Net (loss)/income	(481)	3,931	3,055	1,902
Less: Net income attributable to the noncontrolling interest	(238)	(283)	(545)	(34)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(719)	$3,648	$2,510	$1,868

     For the three month period ended June 30, 2011 compared to the three month period ended June 30, 2010
     Time Charter, Voyage and Port Terminal Revenues: For the three month period ended June 30, 2011, Navios Logistics revenue increased by $7.7 million or 21.7% to $43.2 million, as compared to $35.5 million for the same period during 2010. Revenue from the cabotage business increased by $5.9 million or 65.6% to $14.9 million for the three months period ended June 30, 2011, as compared to $9.0 million for the same period during 2010. This increase was mainly attributable to the new vessels under capital leases, the Jiujiang and the Stavroula, which were delivered in June and July 2010, respectively. Revenue from the barge business increased by $2.5 million or 13.1% to $21.6 million for the three months period ended June 30, 2011, as compared to $19.1 million for the same period during 2010. This increase was mainly attributable to the improved performance due to the increase in the iron ore transportation. This overall increase from the cabotage and the barge business was mitigated by a $0.7 million decrease in revenue from the port terminal business. Revenue from the port terminal business decreased by $0.7 million or 9.5% to $6.7 million for the three month period ended June 30, 2011, as compared to $7.4 million for the same period during 2010. The decrease was mainly attributable to a decrease in volumes in the dry port terminal.
     Sales of Products: For the three month period ended June 30, 2011, Navios Logistics’ sales of products decreased by $4.6 million or 28.6% to $11.5 million, as compared to $16.1 million for the same period during 2010. The decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume.
     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $0.1 million or 1.1% to $9.2 million for the three month period ended June 30, 2011, as compared to $9.3 million for the same period during 2010. This decrease was due to (i) a $0.2 million or 50.0% decrease in time charter and voyage expenses of the cabotage business to $0.2 million for the three month period ended June 30, 2011, as compared to $0.4 million for the same period in 2010; and (ii) a decrease in time charter and voyage expenses of the barge business by $0.8 million or 11.4% to $6.2 million for the three month period ended June 30, 2011, as compared to $7.0 million for the same period in 2010. This overall decrease was partially offset by a $0.9 million or 47.4% increase in expenses of the port terminal business to $2.8 million for the three month period ended June 30, 2011, as compared to $1.9 million for the same period during 2010. This increase was attributable to an increase in the operating costs at Navios Logistics’ dry port in Uruguay.
     Direct Vessels Expenses: Direct vessels expenses increased by $7.5 million or 65.2% to $19.0 million for the three month period ended June 30, 2011, as compared to $11.5 million for the same period in 2010. Direct vessels expenses of the cabotage business increased by $3.4 million or 66.7% to $8.5 million for the three month period ended June 30, 2011, as compared to $5.1 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels under capital leases, the Jiujiang and the Stavroula, which were delivered in June and July 2010, respectively. Direct vessels expenses of the barge business increased by $4.1 million or 64.1% to $10.5 million for the three months period ended June 30, 2011, as compared to $6.4 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, spares and maintenance. Direct vessels expenses include crew costs, victualing costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.
     Cost of Products Sold: For the three month period ended June 30, 2011, Navios Logistics’ cost of products sold decreased by $3.9 million or 26.5% to $10.8 million, as compared to $14.7 million for the same period during 2010. The decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volumes.
     Depreciation and Amortization: Depreciation and amortization decreased by $0.7 million to $5.0 million for the three month period ended June 30, 2011, as compared to $5.7 million for the same period of 2010. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended June 30, 2011 amounted to $3.9 million and $1.1 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the three month period ended June 30, 2010 amounted to $4.6 million and $1.1 million, respectively. Depreciation and amortization in the barge business decreased by $0.7 million to $3.2 million for the three month period ended June 30, 2011, as compared to $3.9 million for the same period during 2010. Such decrease is due to the fact that certain barges have reached the end of their useful estimated lives in 2010.

Depreciation and amortization in the cabotage business for the three month period ended June 30, 2011 increased by $0.2 million to $1.1 million, as compared with $0.9 million for the same period during 2010, and depreciation and amortization in the port terminal business decreased by $0.2 million to $0.7 million for the three month period ended June 30, 2011, as compared to $0.9 million for the same period during 2010.
     General and Administrative Expenses: General and administrative expenses increased by $1.6 million or 66.7% to $4.0 million for the three month period ended June 30, 2011, as compared to $2.4 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.3 million or 75% to $0.7 million, as compared to $0.4 million in the same period during 2010. General and administrative expenses relating to the barge business increased by $1.3 million or 68.4% to $3.2 million for the three month period ended June 30, 2011, as compared to $1.9 million for the same period during 2010. The increase was mainly attributable to an increase in salaries, travel expenses and other administrative costs. General and administrative expenses relating to the cabotage business was $0.1 million in both the three month periods ended June 30, 2011 and 2010.
     Interest Income/Expense and Finance Costs, Net: Interest income/expense and finance costs, net increased by $4.0 million to $5.1 million for the three month period ended June 30, 2011, as compared to $1.1 million for the same period of 2010. For the three month period ended June 30, 2011, interest expense amounted to $4.7 million, other finance costs amounted to $0.7 million and interest income amounted to $0.3 million. For the three month period ended June 30, 2010, interest expense amounted to $1.0 million and other finance costs amounted to $0.1 million. The main reason for the increase was the interest generated by the Senior Notes issued in April 2011.
     Other Expense, Net: Other expense, net decreased by $1.9 million to $1.2 million for the three month period ended June 30, 2011, as compared to $3.1 million for the same period of 2010. Other expense, net of the port terminal business decreased by $0.3 million to an expense of $0.2 million for the three month period ended June 30, 2011, as compared to a $0.1 million income for the same period in 2010. The decrease was mainly attributable to foreign currency exchange losses generated during the three month period ended June 30, 2011. Other expense, net for the cabotage business increased by $0.9 million to an expense of $1.3 million for the three month period ended June 30, 2011, as compared to an expense of $0.4 million for the same period in 2010. This increase was due mainly to an increase in taxes other-than income taxes. The overall increase in other income/expense, net was offset by a $3.1 million decrease of other expenses of the barge business to an income of $0.3 million for the three month period ended June 30, 2011, as compared to an expense of $2.8 million for the same period in 2010. This decrease was mainly due to the recognition of income from insurance claims and a lower provision for bad debts as compared to the same period of 2010.
     Income Tax (Expense)/Benefit: Income taxes increased by $1.3 million to $1.0 million loss for the three month period ended June 30, 2011, as compared to $0.3 million income for the same period in 2010. Income taxes in the port terminal business and in the cabotage business were $0 for both the three month periods ended June 30, 2011 and 2010. Income taxes, net of the barge business increased by $1.3 million to $1.0 million loss for the three month period ended June 30, 2011 as compared to $0.3 million income for the same period in 2010. The variation was mainly due to (i) a $0.6 million increase in income tax charges with respect to undistributed retained earnings in Paraguay; and (ii) $0.7 million of higher income tax charges in Argentina due to the decrease of deferred tax assets carried forward.
     For the six month period ended June 30, 2011 compared to the six month period ended June 30, 2010
     Time Charter, Voyage and Port Terminal Revenues: For the six month period ended June 30, 2011, Navios Logistics’ revenue increased by $17.2 million or 27.5% to $79.8 million, as compared to $62.6 million for the same period during 2010. Revenue from the port terminal business increased by $0.3 million or 2.6% to $11.9 million for the six month period ended June 30, 2011, as compared to $11.6 million for the same period during 2010. The increase was mainly attributable to an increase in tariffs in the dry port terminal. Revenue from the cabotage business increased by $10.3 million or 65.2% to $26.1 million for the six months period ended June 30, 2011, as compared to $15.8 million for the same period during 2010. This increase was mainly attributable to the new vessels under capital leases, the Jiujiang and the Stavroula, which were delivered in June and July 2010, respectively. Revenue from the barge business increased by $6.6 million or 18.8% to $41.8 million for the six months period ended June 30, 2011, as compared to $35.2 million for the same period during 2010. This increase was mainly attributable to the improved performance due to the increase in the iron ore transportation.
     Sales of Products: For the six month period ended June 30, 2011, Navios Logistics’ sales of products decreased by $5.9 million or 23.4% to $19.3 million, as compared to $25.2 million for the same period during 2010. The decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume.

     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $0.1 million or 0.6% to $17.5 million for the six months period ended June 30, 2011, as compared to $17.6 million for the same period during 2010. This decrease is due to a $0.4 million or 36.4% decrease in time charter and voyage expenses of the cabotage business to $0.7 million for the six month period ended June 30, 2011, as compared to $1.1 million for the same period in 2010, and a decrease in time charter and voyage expenses of the barge business by $0.8 million or 6.2% to $12.2 million for the six month period ended June 30, 2011, as compared to $13.0 million for the same period in 2010. This decrease was offset by a $1.1 million or 31.4% increase in expenses of the port terminal business to $4.6 million for the six month period ended June 30, 2011, as compared to $3.5 million for the same period during 2010. This is attributable to an increase in the operating costs at Navios Logistics port facilities in Uruguay.
     Direct Vessels Expenses: Direct vessel expenses increased by $11.2 million or 50.5% to $33.4 million for the six month period ended June 30, 2011, as compared to $22.2 million for the same period in 2010. Direct vessels expenses of the cabotage business increased by $5.8 million or 70.7% to $14.0 million for the six months period ended June 30, 2011, as compared to $8.2 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels under capital lease, the Jiujiang and the Stavroula, which were delivered in June and July 2010, respectively. Direct vessels expenses of the barge business increased by $5.4 million or 38.6% to $19.4 million for the six months period ended June 30, 2011, as compared to $14.0 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, spares and maintenance. Direct vessels expenses include crew costs, victualing costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.
     Cost of Products Sold: For the six month period ended June 30, 2011, Navios Logistics’ cost of products sold decreased by $4.9 million or 21.0% to $18.4 million, as compared to $23.3 million for the same period during 2010. The decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volumes.
     Depreciation and Amortization: Depreciation and amortization decreased by $0.2 million to $11.1 million for the six month period ended June 30, 2011, as compared to $11.3 million for the same period of 2010. The depreciation of tangible assets and the amortization of intangible assets for the six month period ended June 30, 2011 amounted to $8.9 million and $2.2 million, respectively. Depreciation of tangible assets and amortization of intangible assets for the six month period ended June 30, 2010 amounted to $9.1 million and $2.2 million, respectively. Depreciation and amortization in the barge business decreased by $0.6 million to $7.3 million for the six month period ended June 30, 2011, as compared to $7.9 million for the same period during 2010. Such decrease is due to the fact that certain barges have reached the end of their estimated useful lives in 2010. Depreciation and amortization in the cabotage business for the six month period ended June 30, 2011 increased by $0.4 million to $2.1 million, as compared with $1.7 million for the same period during 2010, and depreciation and amortization in the port terminal business was $1.7 million for both of the six month periods ended June 30, 2011 and 2010.
     General and Administrative Expenses: General and administrative expenses increased by $1.0 million or 17.2% to $6.8 million for the six month period ended June 30, 2011, as compared to $5.8 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.2 million or 20% to $1.2 million, as compared to $1.0 million in the same period during 2010. General and administrative expenses relating to the barge business increased by $0.8 million or 17.0% to $5.5 million for the six month period ended June 30, 2011, as compared to $4.7 million for the same period during 2010. The increase was mainly attributable to an increase in salaries, travel expenses and other administrative costs. General and administrative expenses relating to the cabotage business was $0.1 million in both the six month periods ended June 30, 2011 and 2010.
     Interest Income/Expense and Finance Costs, Net: Interest expense and finance costs, net increased by $4.2 million to $6.2 million for the six month period ended June 30, 2011, as compared to an expense $2.0 million for the same period of 2010. For the six month period ended June 30, 2011, interest expense amounted to $5.7 million, other finance costs amounted to $0.9 million and interest income amounted to $0.4 million. For the six month period ended June 30, 2010, interest expense amounted to $1.8 million, other finance costs amounted to $0.3 million and interest income amounted to $0.4 million. The main reason for the increase was the interest expense generated by the Senior Notes issued in April 2011.

     Other Expense, Net: Other expense, net decreased by $2.0 million to $2.7 million for the six month period ended June 30, 2011, as compared to $4.7 million for the same period of 2010. Other expense, net for the barges business decreased by $2.3 million to an expense of $0.6 million for the six month period ended June 30, 2011, as compared to an expense of $2.9 million for the same period in 2010. This decrease was mainly due to the recognition of income from insurance claims and a lower provision for bad debts as compared to the same period of 2010. Other expense, net for the port terminal business increased by $0.4 million to an income of $0.4 million for the six month period ended June 30, 2011, as compared to net other income/expense of $0 million for the same period in 2010. The increase was mainly attributable to foreign currency exchange gains generated during the six month period ended June 30, 2011. The overall decrease in other expense, net was offset by an increase in other expense, net for the cabotage business by $0.7 million to an expense of $2.5 million for the six month period ended June 30, 2011, as compared to an expense of $1.8 million for the same period in 2010. This increase was due mainly to an increase in taxes other-than income taxes.
     Income Tax (Expense)/Benefit: Income taxes increased by $1.0 million or 100% to $0 million for the six month period ended June 30, 2011, as compared to $1.0 million income for the same period in 2010. Income taxes in the port terminal business were $0 for both the six month periods ended June 30, 2011 and 2010. Income taxes of the cabotage business decreased by $0.1 million or 25% to $0.3 million loss for the six month period ended June 30, 2011 as compared to $0.4 million loss for the same period in 2010. Income taxes of the barge business decreased by $1.1 million or 78.6% to $0.3 million income for the six month period ended June 30, 2011 as compared to $1.4 million income for the same period in 2010. The variation was mainly due to (a) a $0.1 million increase in income tax charges with respect to undistributed retained earnings in Paraguay; and (b) $0.9 million of higher income tax charges in Argentina due to the decrease of deferred tax assets carried forward.
Non-Guarantor Subsidiaries
     Navios Logistics’ subsidiaries that do not guarantee the Senior Notes, Hidronave South American Logistics S.A. and Logistics Finance, accounted for approximately $0.8 million, or 0.8%, of total revenue, and approximately $0.02 million, or 0.1%, of total EBITDA for the six month period ended June 30, 2011, approximately $1.6 million, or 0.2%, of total assets, and approximately $1.2 million, or 0.3%, of total liabilities, in each case, as of June 30, 2011.
     Navios Logistics’ subsidiaries that do not guarantee the Senior Notes, Hidronave South American Logistics S.A. and Logistics Finance, accounted for approximately $0.9 million, or 1.0%, of total revenue, and approximately $0.3 million, or 2.1%, of total EBITDA, in each case, for the six month period ended June 30, 2010. Additionally, they accounted for approximately $2.2 million, or 0.4%, of total assets, and approximately $1.1 million, or 0.5%, of total liabilities, in each case, as of December 31, 2010.
Non-Guarantor EBITDA Reconciliation to Net Income Attributable to Navios Logistics’ Stockholders

	For the Six	For the Six
	Month	Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics’ stockholders	$(24)	$213
Depreciation and amortization	28	29
Interest expense and finance cost, net	18	12

EBITDA	$22	$254

Liquidity and Capital Resources
     Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and the issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund its operations, including working capital requirements. See “Working Capital Position”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.
     The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Logistics for the six month periods ended June 30, 2011 and 2010.

	Six Month	Six Month
	Period Ended	Period Ended
	June 30, 2011	June 30, 2010
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)
Net cash provided by operating activities	$11,178	$10,079
Net cash used in investing activities	(33,152)	(4,614)
Net cash provided by/(used in) financing activities	118,966	(3,159)

Increase in cash and cash equivalents	$96,992	$2,306
Cash and cash equivalents, beginning of the period	39,204	26,927

Cash and cash equivalents, end of period	136,196	29,233

     Cash provided by operating activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010
     Net cash from operating activities increased by $1.1 million to $11.2 million of cash provided by operating activities for the six month period ended June 30, 2011, as compared to $10.1 million of cash used in operating activities for the same period in 2010. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

	Six Month Period Ended
	June 30,	June 30,
	2011	2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$3,055	$1,902
Depreciation of vessels, port terminals and other fixed assets, net	8,863	9,102
Amortization of intangible assets and liabilities, net	2,215	2,240
Amortization of deferred financing costs	707	172
Amortization of deferred drydock costs	261	169
Provision for losses on accounts receivable	234	1,430
Income tax benefit/(expense)	33	(1,044)

Net income adjusted for non-cash items	$15,368	$13,971

     Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash from operating activities.
     The negative change in operating assets and liabilities of $2.7 million for the six month period ended June 30, 2011 resulted primarily from a $12.4 million increase in accounts receivable and a $0.5 million decrease in accounts payable. The negative change was partially offset by a $0.3 million decrease in restricted cash, a $0.4 million increase in amounts due to affiliates, a $6.0 million increase in accrued expenses, and a $3.5 million decrease in prepaid expenses and other assets.
     The negative change in operating assets and liabilities of $3.3 million for the six month period ended June 30, 2010 resulted from a $6.5 million increase in accounts receivable, $1.8 million in payments of interest, a $0.1 million decrease in long term liabilities, and a $0.8 million increase in other long-term assets. This negative change was partially offset by a $0.7 million decrease in restricted cash, a $2.1 million decrease in prepaid expenses and other current assets, a $1.0 million increase in accrued expenses and a $2.1 million increase in accounts payable.

     Cash used in investing activities for the six month period ended June 30, 2011 as compared to the six month period ended June 30, 2010:
     Net cash used in investing activities increased by $28.6 million to $33.2 million for the six month period ended June 30, 2011 from $4.6 million for the same period in 2010.
     Cash used in investing activities for the six month period ended June 30, 2011 was mainly the result of (a) $0.9 million in payments for the construction of the new drying and conditioning facility in Nueva Palmira, (b) $26.0 million in payments for the acquisition of 3 pushboats, and 35 barges, (c) $5.3 million in payments for the purchase of other fixed assets, transportation of vessels and improvements and (d) $1.0 million in payments in advance for the acquisition of a floating dry dock.
     Cash used in investing activities for the six month period ended June 30, 2010 was the result of (a) a $1.2 million payment for the construction of the new drying and conditioning facility in Nueva Palmira, Uruguay, (b) $0.7 million in payments for the acquisition of a barge, and (c) $2.7 million in payments for the purchase of other fixed assets.
     Cash provided by financing activities for the six month period ended June 30, 2011 as compared to cash used in financing activities for the six month period ended June 30, 2010:
     Net cash provided by financing activities increased by $122.2 million to $119.0 million of funds provided by financing activities for the six month period ended June 30, 2011, as compared to funds used in financing activities of $3.2 million for the same period of 2010.
     Cash provided by financing activities for the six month period ended June 30, 2011 was mainly due to the $200.0 million proceeds from the senior notes issued in April 2011. This was partially offset by (a) $0.6 million in payments of obligations under capital leases in connection with the product tanker vessels the Jiujiang and the Stavroula, (b) $3.7 million of installments paid in connection with Navios Logistics’ outstanding loans, (c) $70.0 million repayment of Marfin Loan and (d) a $6.7 million in payments of deferred financing costs following the amendment of the Marfin loan facility and the issuance of the Senior Notes.
     Cash used in financing activities for the six month period ended June 30, 2010 was mainly the result of (a) $2.5 million of repayments of long-term debt, (b) $0.5 million for a distribution of dividends to noncontrolling shareholders, and (c) $0.5 million in payments of deferred financing costs. This was partially mitigated by $0.3 million of proceeds from long term loans.
Reconciliation of EBITDA to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders
     EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, taxes, depreciation, and amortization. Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA is also used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Navios Logistics’ calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
Three Month Period Ended June 30, 2011

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,080	$3,093	$(6,892)	$(719)
Depreciation and amortization	695	1,095	3,172	4,962
Amortization of deferred drydock costs	—	47	103	150
Interest (income)/expense and finance cost, net	(135)	573	4,667	5,105
Income tax (expense)/benefit	—	(31)	1,041	1,010

EBITDA	$3,640	$4,777	$2,091	$10,508

Three Month Period Ended June 30, 2010

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,736	$1,568	$(3,656)	$3,648
Depreciation and amortization	850	889	4,006	5,745
Amortization of deferred drydock costs	—	—	90	90
Interest (income)/expense and finance cost, net	(42)	399	775	1,132
Income tax benefit/(loss)	26	(39)	(242)	(255)

EBITDA	$6,570	$2,817	$973	$10,360

     EBITDA increased by $0.1 million to $10.5 million for the three month period ended June 30, 2011, as compared to $10.4 million for the same period of 2010. This increase was mainly due to (a) a $7.7 million increase in time charter, voyage and port terminal revenues, of which $5.9 million was attributable to the cabotage business and $2.5 million was attributable to the barge business, which was mitigated by a decrease of $0.7 million attributable to the port terminal business, (b) a $0.1 million decrease in time charter, voyage and port terminal expenses, of which a $0.8 million decrease was attributable to the barge business, a $0.2 million decrease was attributable to the cabotage business, and was mitigated by an increase of $0.9 million attributable to the port terminal business, (c) a $3.9 million decrease in cost of products sold attributable to the port terminal business, (d) a $0.1 million decrease in noncontrolling interest mainly relating to the cabotage business and (e) a $1.9 million decrease in other expense, net. This increase was partially offset by (a) a $4.6 million decrease in sales of products in the port terminal business, (b) a $1.6 million increase in general and administrative expenses , out of which $1.3 million was attributable to the barge business and $0.3 million to the port terminal business, and (c) a $7.4 million increase in direct vessels expenses, of which $3.4 million and $4.0 million was attributable to the cabotage business and to the barge business, respectively.
Six Month Period Ended June 30, 2011

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$5,935	$4,823	$(8,248)	$2,510
Depreciation and amortization	1,674	2,116	7,288	11,078
Amortization of deferred drydock costs	—	60	201	261
Interest (income)/expense and finance cost, net	(257)	1,052	5,364	6,159
Income tax benefit/(expense)	—	256	(223)	33

EBITDA	$7,352	$8,307	$4,382	$20,041

Six Month Period Ended June 30, 2010

	Port
	Terminal	Cabotage	Barge
	Business	Business	Business	Total
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$7,277	$1,720	$(7,129)	$1,868
Depreciation and amortization	1,693	1,655	7,994	11,342
Amortization of deferred drydock costs	—	—	169	169
Interest (income)/expense and finance cost, net	(59)	682	1,417	2,040
Income tax benefit/(expense)	37	350	(1,431)	(1,044)

EBITDA	$8,948	$4,407	$1,020	$14,375

     EBITDA increased by $5.6 million to $20.0 million for the six month period ended June 30, 2011, as compared to $14.4 million for the same period of 2010. This increase was mainly due to (a) a $17.2 million increase in time charter, voyage and port terminal revenues, of which $10.3 million was attributable to the cabotage business, $6.6 million was attributable to the barge business and $0.3 million was attributable to the port terminal business, (b) a $0.1 million decrease in time charter, voyage and port terminal expenses, of which $0.8 million was attributable to the barge business and $0.4 million was attributable to the cabotage business, which was mitigated by an increase of $1.1 million attributable to the port terminal business, (c) the decrease in cost of products sold by $4.9 million attributable to the port terminal business, and (d) a decrease in other expense, net by $1.9 million. This increase was partially offset by (a) a $5.9 million decrease in sales of products in the port terminal business, (b) an increase in general and administrative expenses by $1.0 million, out of which $0.8 million was attributable to the barge business and $0.2 million relating to the port terminal business, (c) a $11.1 million increase in direct vessels expenses, of which $5.8 million was attributable to the cabotage business and $5.3 million was attributable to the barge business and (d) a $0.5 million increase in noncontrolling interest mainly relating to the cabotage business.
Long-term Debt Obligations and Credit Arrangements
     Senior Notes: On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Logistics Finance together with the Co-Issuers issued $200.0 million in Senior Notes due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012, that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
     Marfin Facility
     On March 31, 2008, the Company entered into a $70.0 million loan facility with Marfin Popular Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and bore interest at LIBOR plus a margin of 175 basis points. In March 2009, the Company transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, the Company agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. Under the amended facility, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility requires compliance with customary covenants. The obligation of the bank under the amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of $200.0 million of Senior Notes, Navios Logistics fully repaid the $70.0 million loan facility with Marfin Bank using a portion of the proceeds from the Senior Notes. As of June 30, 2011, the revolving credit facility of $40.0 million had not been drawn.

Other Indebtedness
          On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements as further described below.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc., a majority owned subsidiary, in 2006, in order to finance the construction of an 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $5.7 million. This loan was repaid in full on July 25, 2011.
          On September 4, 2009, Navios Logistics entered into a loan facility for an amount of up to $18.7 million that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13.7 million. This loan was repaid in full on July 25, 2011.
          On December 15, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $20.0 million. This loan was repaid in full on July 25, 2011.
          On December 20, 2010, in order to finance the acquisition cost of the Sara H, Navios Logistics entered into a loan facility for $14.4 million that bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $13.5 million. This loan was repaid in full on July 25, 2011.
     Navios Logistics assumed a $2.3 million loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $0.5 million, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of June 30, 2011, the amount outstanding under this facility was $0 ($0.5 million as of December 31, 2010).
          In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of June 30, 2011, the outstanding loan balance was $0.7 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments of $5,740 each and the final repayment date shall not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.

          The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of June 30, 2011 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of Senior Notes on April 12, 2011 (due on April 2019).

As of
June 30,
2011
(Amounts in
millions of
Payment due by period	U.S. dollars)
June 30, 2012	8.8
June 30, 2013	3.1
June 30, 2014	3.1
June 30, 2015	3.1
June 30, 2016	35.3
June 30, 2017 and thereafter	200.3

Total long-term borrowings	$253.7

Contractual Obligations:
     The following table summarizes Navios Logistics’ contractual obligations as of June 30, 2011:

	Less			More
	than	1-3	3-5	than
Contractual Obligations	1 year	years	years	5 years	Total
Payment due by period (in million $)
Long-term debt obligations(1)	$8.8	$6.2	$38.4	$0.3	$53.7
Senior Notes(2)	—	—	—	200.0	200.0
Operating lease obligations	5.4	4.6	—	—	10.0
Capital lease obligations	16.3	15.3	—	—	31.6
Rent obligations(3)	0.3	0.3	0.2	0.2	1.0

Total	$30.8	$26.4	$38.6	$200.5	$296.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 3.00% per annum.

(2)	The Senior Notes have a fixed rate of 9.25% per annum.

(3)	Navios Logistics has several lease agreements with respect to its various operating offices.
Working Capital Position
          On June 30, 2011, Navios Logistics’ current assets totaled $175.7 million, while current liabilities totaled $64.0 million, resulting in a positive working capital position of $111.7 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures
     In February 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, took delivery of the Sara H, a 9,000 dwt double hull product oil tanker vessel, which, as of the beginning of March 2010, is chartered-out for three years. The purchase price of the vessel (including direct costs) amounted to $18.0 million. On December 20, 2010, HS South Inc., entered into a loan facility to finance the acquisition cost of the Sara H for an amount of $14.4 million, which bears interest at a rate of LIBOR plus 225 basis points. As of June 30, 2011, the amount outstanding under this facility was $13.5 million. This loan was repaid in full on July 25, 2011. See “Long term Debt Obligations and Credit Arrangements” above.
          During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at Navios Logistics’ dry port facility in Nueva Palmira. The facility has been operational since May 16, 2011 and is being financed entirely with funds provided by the port operations. Navios Logistics paid an amount of $3.9 million as of June 30, 2011 for the construction of the facility ($3.0 million as of December 31, 2010).
          In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. Navios Logistics has recognized a capital lease obligation for the Jiujiang and the Stavroula amounting to $17.0 million and $17.1 million, respectively.
          In 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $1.0 million.
     During the second and third quarter of 2011, on various dates on or prior to August 22, 2011, Navios Logistics used a portion of the proceeds from its offering of senior unsecured notes due 2019 to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $45.8 million, including transportation and other related costs.
Dividend Policy
          The payment of dividends is in the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.
          Navios Logistics’ ability to pay dividends is also restricted by the terms of its credit facilities and the indenture governing its Senior Notes.
          Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.
Concentration of Credit Risk
          Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Logistics’ trade receivables. For the six month period ended June 30, 2011, two customers, Petropar and Petrobras, accounted for 13.4% and 12.7% of Navios Logistics’ revenues, respectively. For the six month period ended June 30, 2010, one customer, Petrobras, accounted for 16.7% of Navios Logistics’ revenues.

Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.
     As of June 30, 2011, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $5.1 million. According to the acquisition agreement, if such cases are brought against Navios Logistics, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics financial position, results of operations or liquidity.
     On August 19, 2009, the Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4.0 million. On May 6, 2011, the guarantee amount was increased to $10.0 million. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. The guarantee expired on August 18, 2011.
     As of July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1.5 million and shall remain in full force and effect until December 31, 2011.
Legal proceedings
          The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.
Related Party Transactions
     Balance due to affiliates as of June 30, 2011 amounted to $0.5 million (December 31, 2010: $0.2 million) which includes the current amounts due to Navios Holdings.
     Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to other related parties amounted to $0.3 million as of June 30, 2011 ($0.3 million in December 31, 2010) and rent expense for the three and six month periods ended June 30, 2011 amounted to $0.5 million and $1.1 million, respectively ($0.5 million and $1.1 million in the same periods of 2010, respectively).
          Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million and the lease agreements expire in October 2011.
          On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1.5 million and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

          Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer, and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the three and six month periods ended June 30, 2011 and 2010.
          General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and six month periods ended June 30, 2011 amounted to $0.1 million and $0.1 million, respectively ($0 for both of the three and six month periods ended June 30, 2010).
          Navios Logistics believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.
Employment Agreements
          Navios Logistics has executed employment agreements with several of its key employees who are its noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives, provided that certain performance targets are achieved. Under the agreements, Navios Logistics’ accrued compensation totaling $0.2 million and $0.5 million for the three and six month periods ended June 30, 2011 and 2010 ($0.2 million and $0.5 million in the same periods of 2010).
Quantitative and Qualitative Disclosures about Market Risks
          Navios Logistics is exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.
Interest Rate Risk:
          Debt Instruments — On June 30, 2011 and December 31, 2010, Navios Logistics had a total of $253.7 million and $127.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the Hidronave loan and the Senior Notes, which bear interest at a fixed rate.
          The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their value. The interest rates on the Hidronave loan and the Senior Notes are fixed and, therefore, changes in interest rates do not affect their value, which as of June 30, 2011 was $0.7 million and $200.0 million, respectively.
          Navios Logistics’ financial variable rate debt, as of June 30, 2011, amounted to $53.0 million. During the six month period ended June 30, 2011, Navios Logistics paid interest on this debt based on LIBOR plus an average spread of 205 basis points. Navios Logistics variable rate debt had an average interest rate of 230 basis points as of June 30, 2011. A change in the LIBOR rate of 100 basis points would change interest expense for the three month period ended June 30, 2011 by $0.1 million.
          On July 25, 2011, Navios Logistics used proceeds from the Senior Notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with Navios Logistics’ purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward Navios Logistics’ debt bears interest at a fixed rate only.
          For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign currency transactions:
          Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, Navios Logistics uses U.S. dollars as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.
          Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the six month periods ended June 30, 2011 and 2010 approximately 54.9% and 46.8%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.
Inflation and fuel price increases
          The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.
Critical Accounting Policies
          Navios Logistics’ condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of Navios Logistics’ financial statements. Actual results may differ from these estimates under different assumptions or conditions.
          Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Logistics has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application.
          Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.
          For the period ended June 30, 2011, after considering various indicators, including but not limited to the market price of Navios Logistics’ long-lived assets, Navios Logistics’ contracted revenues and cash flows and the economic outlook, Navios Logistics concluded that no impairment loss should be recognized on the long-lived assets.
          Although Navios Logistics believes the underlying indicators supporting this assessment are reasonable, if charter rate trends became unfavorable and the length of the current market downturn extends beyond expectations, Navios Logistics may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.

          No impairment loss was recognized for any of the periods presented.
          Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying condensed consolidated statement of income.
          Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of Navios Logistics’ vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is reestimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.
          Navios Logistics capitalizes interest on long-term construction projects.
          Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying condensed consolidated statements of income.

Useful life of the assets, are:
Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years
          Deferred Drydock and Special Survey Costs: Navios Logistics’ vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above-mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. When a vessel is acquired, the portion of the asset’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the asset’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
          Goodwill and Other Intangibles:
          (i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value. Navios Logistics evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. Navios Logistics determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

          If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then Navios Logistics must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
          No impairment loss was recognized for any of the periods presented.
          (ii) Intangibles Other than Goodwill: Navios Logistics’ intangible assets and liabilities consist of favorable lease terms, customer relationships, trade name, port terminal operating rights, and favorable construction options. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by an external expert valuation.
          The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms-length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and backlog assets, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
          The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.
          When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires Navios Logistics to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, the level of utilization of Navios Logistics’ vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Logistics’ financial position and results of operations.
          The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the “Depreciation and amortization” line item.
          The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. As of June 30, 2011, there is no impairment of intangible assets.
          Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20
Backlog asset—port terminal	3.6

Recent Accounting Pronouncements
Presentation of Comprehensive Income
          In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.
Fair Value Measurement
          In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which will be effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		June 30,
		2011	December 31,
	Notes	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	3	$136,196	$39,204
Restricted cash		244	564
Accounts receivable, net		29,260	17,102
Prepaid expenses and other current assets		10,030	13,554

Total current assets		175,730	70,424

Noncurrent assets
Vessels, port terminals and other fixed assets, net	4	319,422	296,133
Deposits for vessel acquisitions	4	1,000	—
Intangible assets other than goodwill	5	66,084	68,299
Goodwill		104,096	104,096
Other long-term assets		16,384	8,509

Total noncurrent assets		506,986	477,037

Total assets		$682,716	$547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$22,063	$22,591
Due to affiliate companies	8	523	155
Accrued expenses		16,224	9,611
Current portion of capital lease obligations	4	16,341	1,252
Current portion of long-term debt	6	8,808	10,171

Total current liabilities		63,959	43,780

Noncurrent liabilities
Senior notes	6	200,000	—
Long-term debt, net of current portion	6	44,863	117,251
Capital lease obligations, net of current portion	4	15,308	31,009
Deferred tax liability		20,843	21,105
Long-term liabilities		5,409	5,037

Total noncurrent liabilities		286,423	174,402

Total liabilities		350,382	218,182

Commitments and contingencies	7	—	—
Stockholders’ equity
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding as of June 30, 2011 and December 31, 2010		20	20
Additional paid-in capital		292,668	292,668
Retained earnings		19,852	17,342

Total Navios Logistics’ stockholders’ equity		312,540	310,030
Noncontrolling interest		19,794	19,249

Total stockholders’ equity		332,334	329,279

Total liabilities and stockholders’ equity		$682,716	$547,461

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share data)

		Three Month	Three Month	Six Month	Six Month
		Period Ended	Period Ended	Period Ended	Period Ended
		June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter, voyage and port terminal revenues		$43,226	35,515	$79,803	$62,602
Sales of products		11,478	16,121	19,258	25,239
Time charter, voyage and port terminal expenses		(9,197)	(9,337)	(17,464)	(17,613)
Direct vessels expenses		(18,959)	(11,474)	(33,368)	(22,210)
Cost of products sold		(10,826)	(14,729)	(18,447)	(23,318)
Depreciation and amortization	4,5	(4,962)	(5,745)	(11,078)	(11,342)
General and administrative expenses		(3,969)	(2,411)	(6,796)	(5,808)
Interest income/(expense) and finance cost, net		(5,105)	(1,132)	(6,159)	(2,040)
Other expense, net		(1,157)	(3,132)	(2,661)	(4,652)

Income before income taxes and noncontrolling interest		$529	$3,676	$3,088	$858
Income tax (expense)/benefit		(1,010)	255	(33)	1,044

Net (loss)/income		(481)	3,931	3,055	1,902
Less: Net income attributable to the noncontrolling interest		(238)	(283)	(545)	(34)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(719)	$3,648	$2,510	$1,868

Basic and diluted net (loss)/earnings per share attributable to Navios Logistics’ stockholders		$(0.0360)	$0.1824	$0.1255	$0.0934

Weighted average number of shares, basic and diluted	9	20,000	20,000	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Six Month Period	Six Month Period
		Ended	Ended
		June 30, 2011	June 30, 2010
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$3,055	$1,902
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		12,313	12,069
Increase in operating assets		(8,600)	(4,541)
Increase in operating liabilities		5,853	1,273
Payments for drydock and special survey costs		(1,443)	(624)

Net cash provided by operating activities		11,178	10,079

INVESTING ACTIVITIES:
Deposits for vessel acquisitions		(1,000)	—
Acquisition of vessels, port terminals and other fixed assets, net		(32,152)	(4,614)

Net cash used in investing activities		(33,152)	(4,614)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes	6	200,000	—
Repayment of long-term debt	6	(73,750)	(2,460)
Dividends to noncontrolling shareholders		—	(470)
Payments of obligations under capital leases	4	(612)	—
Proceeds from long-term loan	6	—	296
Deferred financing costs		(6,672)	(525)

Net cash provided by/(used in) financing activities		118,966	(3,159)

Increase in cash and cash equivalents		96,992	2,306

Cash and cash equivalents, beginning of period		39,204	26,927

Cash and cash equivalents, end of period		$136,196	$29,233

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest		$1,815	$2,189
Cash paid for income taxes		$832	$480
Non-cash investing and financing activities:
Capital lease obligations		$—	$16,327
Contribution receivable from noncontrolling shareholders		$—	$(2,237)
Exercise option from acquisition of vessels		$—	$4,400
Other long-term liabilities		$—	$16,693
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

					Total Navios
					Logistics’
	Shares	Common	Additional Paid-in		Stockholders’	Noncontrolling
	Amount	Stock	Capital	Retained Earnings	Equity	Interest	Total Equity
Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Dividends to noncontrolling shareholders		—	—	—	—	(470)	(470)
Release of shares in escrow		—	10,870	—	10,870	—	10,870
Net income		—	—	1,868	1,868	34	1,902

Balance June 30, 2010 (unaudited)	20,000	$20	$292,668	$13,610	$306,298	$16,036	$322,334

					Total Navios
					Logistics’
	Shares	Common	Additional Paid-in		Stockholders’	Noncontrolling
	Amount	Stock	Capital	Retained Earnings	Equity	Interest	Total Equity
Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Net income		—	—	2,510	2,510	545	3,055

Balance June 30, 2011 (unaudited)	20,000	$20	$292,668	$19,852	$312,540	$19,794	$332,334

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1: DESCRIPTION OF BUSINESS
Nature of operations
     Navios South American Logistics Inc. (“Navios Logistics” or the “Company”), together with its subsidiaries, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. The Company provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).
Formation of Navios Logistics
     Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,370, to reflect the changes in non-controlling interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release was accounted for by increasing goodwill and increasing paid-in capital.
     The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 was projected on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) its cash flow projections were prepared on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) a terminal value for the business was calculated by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) its projected future cash flows, including the terminal value, were discounted using a weighted-average cost of capital of 12.9%; and (e) net debt of the business was deducted from the discounted cash flows in arriving at estimated fair value of the logistics business.
     The 7,235 shares of Navios Logistics issued were valued at fair value as this was a transaction involving unrelated, independent parties, while the 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     (a) Basis of Presentation:
     The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated financial positions, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. Where necessary comparative figures have been reclassified to conform to changes in presentation in the current year. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by GAAP.
     For the three and six month period ended June 30, 2010, the Company reclassified $11,474 and $22,210, respectively, from time charter, voyage and port terminal expenses to direct vessel expenses since the Company considers this to be a better presentation to reflect the results of operations.
     (b) Principles of Consolidation
     The accompanying interim consolidated financial statements include the accounts of Navios Logistics and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     (c) Subsidiaries Included in the Consolidation:
     Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair market value on the date of acquisition. Barges, pushboats and other vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
Subsidiaries included in the consolidation:

			Percentage
	Country of		Of	Statement of Operations
Company Name	Incorporation	Nature/Vessel Name	Ownership	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 — 06/30	1/1 — 06/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 — 06/30	1/1 — 06/30
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 — 06/30	1/1 — 06/30
Compania de Transporte Fluvial Int S.A.	Uruguay	Sub-Holding Company	100%	1/1 — 06/30	1/1 — 06/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 — 06/30	1/1 — 06/30
Thalassa Energy S.A.(1)	Argentina	Barge-Owning Company	62.50%	1/1 — 06/30	1/1 — 06/30
HS Tankers Inc.(1)	Panama	Tanker-Owning Company	51%	1/1 — 06/30	1/1 — 06/30
HS Navigation Inc.(1)	Panama	Tanker-Owning Company	51%	1/1 — 06/30	1/1 — 06/30
HS Shipping Ltd. Inc.(1)	Panama	Tanker-Owning Company	62.50%	1/1 — 06/30	1/1 — 06/30
HS South Inc. (1)	Panama	Tanker-Owning Company	62.50%	1/1 — 06/30	1/1 — 06/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 — 06/30	1/1 — 06/30
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1—06/30	1/1—06/30
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1—06/30	1/1—06/30
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1—06/30	1/1—06/30
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1—06/30	1/1—06/30
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1—06/30	1/1—06/30
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1—06/30	1/1—06/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1—06/30	1/1—06/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—06/30	4/1—06/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1—06/30	4/1—06/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/16—06/30	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	4/14—06/30	—

(1) On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. See Note 12.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 3: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2011	2010
Cash on hand and at banks.	$25,694	$26,080
Short-term deposits	110,502	13,124

Total cash and cash equivalents	$136,196	$39,204

     Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET AND DEPOSITS FOR VESSEL ACQUISITIONS
     Vessels, port terminals and other fixed assets, net consist of the following:

		Accumulated	Net Book
Tanker Vessels, Barges and Push Boats	Cost	Depreciation	Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	30,006	(7,495)	22,511

Balance June 30, 2011	$308,843	$(50,132)	$258,711

		Accumulated	Net Book
Dry Port Terminal	Cost	Depreciation	Value
Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	1,275	(555)	720

Balance June 30, 2011	$40,776	$(5,649)	$35,127

		Accumulated	Net Book
Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Depreciation	Value
Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	192	(658)	(466)

Balance June 30, 2011	$25,949	$(4,595)	$21,354

		Accumulated	Net Book
Other Fixed Assets	Cost	Depreciation	Value
Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	679	(155)	524

Balance June 30, 2011	$4,818	$(588)	$4,230

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	32,152	(8,863)	23,289

Balance June 30, 2011	$380,386	$(60,964)	$319,422

     Certain assets of the Company have been pledged as collateral for loan facilities. As of June 30, 2011 and December 31, 2010, the net book value of such assets was $45,688 and $45,568, respectively (See Note 6).
     During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $841 during the six month period ended June 30, 2011 and $3,043 during the year ended December 31, 2010.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     During the second quarter of 2011, Navios Logistics used a portion of the proceeds from the Senior Notes offering to pay $10,360 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $10,188 for the acquisition of 35 dry barges, $1,500 relating to transportation and other related costs associated to the pushboats and barges acquired, and $1,000 for a payment in advance for the acquisition of a floating drydock facility (total cost $4,300).
     Additionally, during the six month period ended June 30, 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, Estefania H and the Jiujang, amounting to $44, $599 and $1,070, respectively.
     In 2010, Navios Logistics acquired two pieces of land located at the south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $987.
     In February 2010, the Company took delivery of a product tanker, the Sara H. The purchase price of the vessel (including direct costs) amounted to approximately $17,981.
     In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of June 30, 2011, the obligations for these vessels were accounted for as capital leases and the lease payments during the six month period ended June 30, 2011 for both vessels were $612.
     The following is an analysis of the leased property under capital leases:

Vessel	June 30, 2011
Jiujiang and Stavroula	$37,547
Less: Accumulated amortization	(500)

Net book value	$37,047

     Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of June 30, 2011, are as follows:

Payment due by period	June 30, 2011
June 30, 2012	$17,260
June 30, 2013	15,383

Total future minimum lease payments (1)	$32,643
Less: amount representing interest (2)	(994)

Present value of future minimum lease payments (3)	$31,649

(1)	There are no minimum sublease rentals to reduce minimum payments.

(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.

(3)	Reflected in the balance sheet as current and noncurrent obligations under capital leases of $16,341 and $15,308, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL
Intangible assets as of June 30, 2011 and December 31, 2010 consisted of the following:

	Acquisition	Accumulated	Disposal/Transfer	Net Book Value
June 30, 2011	Cost	Amortization	to Vessel Cost	June 30, 2011
Trade name	$10,420	$(3,647)	$—	$6,773
Port terminal operating rights	34,060	(5,066)	—	28,994
Customer relationships	36,120	(6,841)	—	29,279
Favorable lease terms	3,780	(2,742)	—	1,038

Total	$84,380	$(18,296)	$—	$66,084

	Acquisition	Accumulated	Disposal/Transfer	Net Book Value
December 31, 2010	Cost	Amortization	to Vessel Cost	December 31, 2010
Trade name	$10,420	$(3,126)	$—	$7,294
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	36,120	(5,954)	—	30,166
Favorable construction contracts (*)	4,400	—	(4,400)	—
Favorable lease terms	3,780	(2,396)	—	1,384

Total	$88,780	$(16,081)	$(4,400)	$68,299

(*)	This amount is not amortized until the vessel is delivered. When a vessel is delivered, the amount is capitalized as part of the cost of the vessel and then depreciated over the remaining useful life of the vessel. Following the delivery of the tanker vessel Sara H (in 2010), $4,400 was transferred in 2010 to the cost of the vessel.
     Amortization expense, net for the three and six month periods ended June 30, 2011 amounted to $1,109 and $2,215, respectively ($1,120 and $2,240 for the three and six month periods ended June 30, 2010, respectively).
     The remaining aggregate amortization of acquired intangibles as of June 30, 2011 will be as follows:

	Within	Year	Year	Year	Year
Description	one year	two	three	four	five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$1,563	$6,773
Port terminal operating rights	917	917	917	917	917	24,409	28,994
Customer relationships	1,775	1,775	1,775	1,775	1,775	20,404	29,279
Favorable lease terms	692	346	—	—	—	—	1,038

Total	$4,426	$4,080	$3,734	$3,734	$3,734	$46,376	$66,084

NOTE 6: BORROWINGS
     On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors are obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms.
     The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.
     The net proceeds from the Senior Notes were approximately $194,000 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Senior Notes have been or will be used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.
     Borrowings, other than the Senior Notes mentioned above, consist of the following:

June 30, 2011
Loan for Malva H	5,739
Loan for Estefania H	13,740
Loan for Makenita H	19,997
Loan for Sara H	13,495
Loan for Nazira	700

Total borrowing	53,671
Less: current portion	(8,808)

Total long-term borrowings	$44,863

Marfin Facility
     On March 31, 2008, the Company entered into a $70,000 loan facility with Marfin Popular Bank for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and bore interest at LIBOR plus a margin of 175 basis points. In March 2009, the Company transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, the Company agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40,000 revolving credit facility. Under the amended facility, the existing margin of 300 basis points will apply and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility requires compliance with customary covenants. The obligation of the bank under the amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds of the Senior Notes. As of June 30, 2011, the revolving credit facility of $40,000 had not been drawn.
Other Indebtedness
     In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by its majority owned subsidiary, HS Shipping Ltd. Inc. in 2006, in order to finance the construction of a 8,974 dwt double-hull tanker, the Malva H. After the vessel’s delivery, the interest rate has been LIBOR plus 150 basis points.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
The loan was repayable in installments of at least 90% of the amount of the last hire payment due by Horamar to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. As of June 30, 2011, the amount outstanding under this facility was $5,739 ($6,645 as of December 31, 2010). This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes. See also Note 12.
     Navios Logistics assumed a $2,286 loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bears interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of June 30, 2011, the amount outstanding under this facility was $0 ($457 as of December 31, 2010). See also Note 12.
     On September 4, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Estefania H for an amount of up to $18,710 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. As of June 30, 2011, the amount outstanding under this facility was $13,740 ($14,405 as of December 31. 2010). The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes. See also Note 12.
     On December 15, 2009, in order to finance the acquisition cost of Makenita H, Navios Logistics entered into a loan facility for $24,000 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. As of June 30, 2011, the amount outstanding under this facility was $19,997 ($21,093 as of December 31, 2010). The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the 9.25% Senior Notes. See also Note 12.
     On December 20, 2010, in order to finance the acquisition cost of Sara H, Navios Logistics entered into a loan facility for $14,385 that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. As of June 30, 2011, the amount outstanding under this facility was $13,495 ($14,087 as of December 31, 2010). The loan also requires compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes. See also Note 12.
     In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of June 30, 2011, the outstanding loan balance was $700 ($735 as of December 31, 2010). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.
     In connection with the loans, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants as of the period ended June 30, 2011.
     The maturity table below reflects future principal payments of the long-term debt outstanding as of June 30, 2011, for the next five years and thereafter.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

Amounts in
thousands of
Payment due by period	U.S. dollars
June 30, 2012	$8,808
June 30, 2013	3,069
June 30, 2014	3,069
June 30, 2015	3,069
June 30, 2016	35,301
June 30, 2017 and thereafter	200,355

Total long-term borrowings	$253,671

NOTE 7: COMMITMENTS AND CONTINGENCIES
     As part of the Horamar acquisition, the Company identified certain preacquisition contingencies amounting to $6,632 that were included in the allocation of the purchase price based on their respective fair values. The prior owners of Horamar agreed to indemnify the Company. As of June 30, 2011, the indemnity asset amounts to $5,051 ($4,674 as of December 31, 2010), which was included in other long term assets.
     On August 19, 2009, the Company issued a guarantee and indemnity letter that guarantees the fulfillment by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. On May 6, 2011, the guarantee amount was increased to $10,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee expired on August 18, 2011.
     On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee shall not exceed $1,500 and shall remain in full force and effect until December 31, 2011.
     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.
As of June 30, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts in
thousands of
U.S. dollars
June 30, 2012	5,441
June 30, 2013	3,913
June 30, 2014	710

$10,064

Additionally, as of June 30, 2011, Navios Logistics has entered into a contract to acquire a floating dry dock the amount of $4,300, of which $1,000 has been paid during the second quarter of 2011.
NOTE 8: TRANSACTIONS WITH RELATED PARTIES
Balance due to affiliates as of June 30, 2011 amounted to $523 (December 31, 2010: $155) which includes the current amounts due to Navios Holdings. Such payables do not accrue interest and do not have a specific due date for their settlement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Navios Logistics rents barges and pushboats and pays expenses for lodging at companies indirectly owned by certain of Navios Logistics’ directors and officers. In relation to these transactions, amounts payable to related parties other than Navios Holdings amounted to $326 as of June 30, 2011 ($322 as of December 31, 2010) and rent and services expense for the three and six month periods ended June 30, 2011, amounted to $525 and $1,064, respectively ($544 and $1,084 for the three and six month periods ended June 30, 2010, respectively).
     Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $620 and lease agreements expire in October 2011.
     On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1,500 and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.
     Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of Navios Logistics’ directors and officers, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments for the three and six month periods ended June 30, 2011 were $18 and $27, respectively ($14 and $24 for the three and six month periods ended June 30, 2010, respectively).
     General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for each of the three and six month periods ended June 30, 2011 amounted to $125 ($0 for each of the three and six month periods ended June 30, 2010).
     The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.
Employment Agreements
     The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.
     The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totalling $244 and $488 for the three and six month periods ended June 30, 2011, respectively ($244 and $488 for the three and six month periods ended June 30, 2010, respectively).

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 9: SHARE CAPITAL
Common shares and shareholders
     On August 4, 2010, the Company amended its articles of incorporation and increased its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.
     As of June 30, 2011 and December 31, 2010, the Company has issued 20,000 shares of common stock at $1.00 per share par value.
     Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.
     The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.
NOTE 10: SEGMENT INFORMATION
     Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Historically, Navios Logistics had two reportable segments, Logistics Business and Dry Port Terminal Business.
     Since Navios Logistics was formed by the business combination between CNSA and Horamar, Navios Logistics has grown its vessel fleet from approximately 123 vessels, including barges, pushboats and tankers, to 272 vessels through acquisitions of vessels and the acquisition of a 51% interest in Hidronave S.A., a Brazilian pushboat operator. Additionally, Navios Logistics expanded its Uruguayan port terminal with the addition of a new silo with 80,000 metric tons of storage capacity in 2009 reaching a total storage capacity of 360,000 metric tons, and in 2010 Navios Logistics acquired additional land and began the installation of a grain drying and conditioning facility, which has been operational since May 16, 2011.
     Following these recent business developments, beginning in 2011, Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment is further split to form the Barge Business segment and the Cabotage Business segment. The information for the six month period ended June 30, 2010 has been reclassified in accordance with the new reportable segments. The information reported to the chief operating decision maker has been modified in accordance with the change in reportable segments. A general description of each segment follows:
     The Port Terminal Business segment:
     This reportable segment includes the aggregated operating results of two of the Navios Logistics’ operating businesses: dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     (i) Dry port terminal operations
     Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.
     (ii) Liquid port terminal operations
     Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is the largest independent storage facility for crude and petroleum products in Paraguay. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.
The Barge Business segment
     Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.
The Cabotage Business segment
     Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest and youngest Argentine cabotage fleet. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.
     Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income.
     The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and six month periods ended June 30, 2011 and 2010:

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Three Month	for the Three Month	for the Three Month
	Period Ended	Period Ended	Period Ended
	June 30, 2011	June 30, 2011	June 30, 2011	Total

Time charter, voyage and port terminal revenues	$6,709	$14,930	$21,587	$43,226
Sales of products	11,478	—	—	11,478
Time charter, voyage and port terminal expenses	(2,848)	(241)	(6,108)	(9,197)
Direct vessels expenses	—	(8,512)	(10,447)	(18,959)
Cost of products sold	(10,826)	—	—	(10,826)
Depreciation and amortization	(695)	(1,095)	(3,172)	(4,962)
General and administrative expenses	(678)	(85)	(3,206)	(3,969)
Interest income/(expense) and finance cost, net	135	(573)	(4,667)	(5,105)
Other (expense)/ income, net	(195)	(1,264)	302	(1,157)

Income/(loss) before taxes	3,080	3,160	(5,711)	529
Income tax benefit/(expense)	—	31	(1,041)	(1,010)

Net income/(loss)	3,080	3,191	(6,752)	(481)
Less: Net income attributable to the noncontrolling interest	—	(98)	(140)	(238)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,080	$3,093	$(6,892)	$(719)

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Three Month	for the Three Month	for the Three Month
	Period Ended	Period Ended	Period Ended
	June 30, 2010	June 30, 2010	June 30, 2010	Total
Time charter, voyage and port terminal revenues	$7,391	$8,959	$19,165	$35,515
Sales of products	16,121	—	—	16,121
Time charter, voyage and port terminal expenses	(1,885)	(389)	(7,063)	(9,337)
Direct vessels expenses	—	(5,059)	(6,415)	(11,474)
Cost of products sold	(14,729)	—	—	(14,729)
Depreciation and amortization	(850)	(889)	(4,006)	(5,745)
General and administrative expenses	(412)	(52)	(1,947)	(2,411)
Interest income/(expense) and finance cost, net	42	(399)	(775)	(1,132)
Other income/(expense), net	84	(377)	(2,839)	(3,132)

Income/(loss) before taxes	5,762	1,794	(3,880)	3,676
Income tax (expense)/benefit	(26)	39	242	255

Net income/(loss)	5,736	1,833	(3,638)	3,931
Less: Net income attributable to the noncontrolling interest	—	(265)	(18)	(283)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,736	$1,568	$(3,656)	$3,648

	Port Terminal	Cabotage	Barge
	Business Segment	Business Segment	Business Segment
	for the Six Month	for the Six Month	for the Six Month
	Period Ended	Period Ended	Period Ended
	June 30, 2011	June 30, 2011	June 30, 2011	Total
Time charter, voyage and port terminal revenues	$11,925	$26,086	$41,792	$79,803
Sales of products	19,258	—	—	19,258
Time charter, voyage and port terminal expenses	(4,604)	(698)	(12,162)	(17,464)
Direct vessels expenses	—	(14,009)	(19,359)	(33,368)
Cost of products sold	(18,447)	—	—	(18,447)
Depreciation and amortization	(1,674)	(2,116)	(7,288)	(11,078)
General and administrative expenses	(1,162)	(145)	(5,489)	(6,796)
Interest income/(expense) and finance costs, net	257	(1,052)	(5,364)	(6,159)
Other income/(expense), net	382	(2,476)	(567)	(2,661)

Income/(loss) before taxes	5,935	5,590	(8,437)	3,088
Income tax (expense)/benefit	—	(256)	223	(33)

Net income/(loss)	5,935	5,334	(8,214)	3,055
Less: Net income attributable to the noncontrolling interest	—	(511)	(34)	(545)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,935	$4,823	$(8,248)	$2,510

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal
	Business Segment	Cabotage	Barge
	for the Six	Business Segment	Business Segment
	Month	for the Six Month	for the Six Month
	Period Ended	Period Ended	Period Ended
	June 30, 2010	June 30, 2010	June 30, 2010	Total
Time charter, voyage and port terminal revenues	$11,563	$15,795	$35,244	$62,602
Sales of products	25,239	—	—	25,239
Time charter, voyage and port terminal expenses	(3,520)	(1,094)	(12,999)	(17,613)
Direct vessels expenses	—	(8,221)	(13,989)	(22,210)
Cost of products sold	(23,318)	—	—	(23,318)
Depreciation and amortization	(1,693)	(1,655)	(7,994)	(11,342)
General and administrative expenses	(993)	(124)	(4,691)	(5,808)
Interest income/(expense) and finance cost, net	59	(682)	(1,417)	(2,040)
Other expense, net	(23)	(1,840)	(2,789)	(4,652)

Income/(loss) before taxes	7,314	2,179	(8,635)	858
Income tax (expense)/benefit	(37)	(350)	1,431	1,044

Net income/(loss)	7,277	1,829	(7,204)	1,902
Less: Net (income)/loss attributable to the noncontrolling interest	—	(109)	75	(34)

Net income/(loss) attributable to Navios Logistics’ stockholders	$7,277	$1,720	$(7,129)	$1,868

     For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $258,711 and $236,200 as of June 30, 2011 and December 31, 2010, respectively.
     All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $56,481 and $56,227 as of June 30, 2011 and December 31, 2010, respectively.
     In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $37,967 and $38,844 as of June 30, 2011 and December 31, 2010, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,994 and $29,455 as of June 30, 2011 and December 31, 2010, respectively.
     Goodwill resulting from the acquisition of Horamar and Hidronave S.A. has been entirely allocated to the Barge Business segment.
NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
NOTES TO THE UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.
     The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$136,196	$136,196	$39,204	$39,204
Restricted cash	$244	$244	$564	$564
Accounts receivable, net	$29,260	$29,260	$17,102	$17,102
Accounts payable	$(22,063)	$(22,063)	$(22,591)	$(22,591)
Senior notes	$(200,000)	$(204,250)	$—	$—
Long-term debt, including current portion	$(53,671)	$(53,671)	$(127,422)	$(118,610)
NOTE 12: SUBSEQUENT EVENTS
Acquisition of Noncontrolling Interests in Joint Ventures
     On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid total consideration of $8,500 for such noncontrolling interests, and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements.
Acquisitions
     On various dates on or prior to August 22, 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes offering to pay $3,300 for the remaining portion of the acquisition price of the floating drydock facility and $9,647 for the acquisition of 31 dry barges, and $5,728 for transportation and other related costs.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.
By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer Date: August 26, 2011

Furnished pursuant to Section 4.17 of the Indenture governing the 9 1/4% Senior Notes due 2019